A table is presented below to assist the reader in understanding the issuances of the Registrant's common stock and the computation of the loss per share as it is being presented in the Statement of Operations.


                               Shares    Total Shares   Total Months    Financial     Financial    Financial
    Transaction                Issued    Outstanding    Outstanding    Loss/Period    Loss-Y/D   Cumulative Loss
    -----------                ------    ------------   ------------   -----------    ---------  ---------------
Shares outstanding
at time of commencement
of development stage
July 31, 1996 -
Registrant's year end.......   779,940        779,940       11          $      -       $      -    $      -

Common stock issued
at $0.07 cash per share to
affiliates of the Registrant
July, 1997 -
Registrant's year end.......   214,285        994,225       10          $( 1,090)      $( 1,090)   $( 1,090)

Common stock  issued
at $0.90 cash per share to
an affiliate of the
Registrant
April 30, 1998 -
Registrant's 3rd Quarter end.  400,000      1,394,225       0           $( 8,150)      $(16,278)   $(17,368)
                                                                        --------       --------    --------

Loss per share utilizing 994,225 shares of common stock                 $  (0.01)      $  (0.02)   $  (0.02)
                                                                        ========       ========    ========

     Registrant's recent issuance of 400,000 shares of common stock did not occur until the end of the third quarter being reported upon by this Report. Reference is made to Registrant's audited financial statements for the year ended July 31, 1997, where in its footnotes is stated that "using the number of common shares outstanding as of Registrant's year end (July 31, 1997) provides a more comparable and conservative approach to the per share computation for the current and in future periods."